Exhibit 99.66

April 20, 2018

Board of Directors

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

Ladies and Gentlemen,

Funds affiliated with ESL Investments are the largest stockholders of, and substantial lenders to, Sears Holding Corporation (“Sears”). We continue to see value in Sears and its underlying assets and believe strongly that with an appropriate runway Sears will be able to complete its transformation to respond to the challenging retail environment. We also are of the view that the portfolio of Sears’ assets has substantial value that is not being reflected in the capital markets or being maximized under the current organizational structure. These assets include the Kenmore brand and related assets (“Kenmore”), the Home Improvement business of the Sears Home Services division (“SHIP”), and the Parts Direct business of the Sears Home Services division (“Parts Direct”).

We understand that Sears has marketed certain of these assets for nearly two years but, with the exception of the Craftsman divestiture, has been unable to reach agreement with potential purchasers on acceptable terms. We are writing to confirm the view that we have recently expressed to you that Sears should aggressively pursue a divestiture of all or a portion of Kenmore, SHIP and Parts Direct and to express ESL’s interest in participating in such divestitures. In our view, pursuing these divestitures now will demonstrate the value of Sears’ portfolio of assets, will provide an important source of liquidity to Sears and could avoid any deterioration in the value of such assets. In particular:

•	ESL believes that Kenmore is an iconic brand with substantial value and Sears should aggressively pursue a divestiture of all, or a portion of, Kenmore in the near term. If Sears believes it would be helpful, ESL would be prepared to submit a proposal for such a transaction and believes it would be able to close such a transaction within 90 days.

•	ESL is pleased to submit a non-binding indication of interest to acquire SHIP and Parts Direct on the terms set forth below.

Additionally, if requested by the Sears Board of Directors, ESL also would be open to making an offer for Sears’ real estate (including the assumption of the $1.2 billion of debt obligations secured by such real estate), with the expectation of entering into an ongoing master lease for some or all of the stores to allow for their continued operation.

ESL would like to emphasize that its principal interest is seeing that the Kenmore, SHIP and Parts Direct businesses are divested in the near term at a full and fair value, regardless of whether ESL or a third party is the ultimate buyer, so that Sears is able to improve its debt profile and liquidity position. As a result, to ensure a fair process, ESL hereby confirms that:

•	Edward S. Lampert and Kunal S. Kamlani will not participate on behalf of Sears (as officer or director) in any discussions, deliberations, negotiations or decisions with respect to a potential transaction in which ESL participates as a buyer, except to the extent specifically requested by the committee referred to below.

•	ESL will not participate in any such transaction as a buyer unless such transaction is both (i) recommended by the related party transaction committee (or another committee of independent directors) of the Sears Board of Directors, which is fully empowered to consider such transaction, and (ii) approved by the holders of a majority of the shares of Sears held by disinterested stockholders.

•	ESL would accept that any transaction in which ESL participates as a buyer would be subject to a “go shop” process on reasonable terms.

We believe that adherence to the foregoing procedures will ensure that any transaction with ESL will be on fair and reasonable terms.

Key terms of our proposal to acquire SHIP and Parts Direct are set out below:

1.	Valuation: We are interested in acquiring 100% of the equity of SHIP and Parts Direct based on an enterprise value of $500 million. The purchase price would be paid in cash and SHIP and Parts Direct would be acquired on a debt-free and cash-free basis with normalized levels of working capital.

2.	Other Agreements: We would expect that Sears will enter into certain interim and long-term agreements with SHIP and Parts Direct to enable the continued operation of those businesses as they operate today. These agreements would include transition services agreements with Sears for a period of time, a brand licensing agreement for SHIP and Parts Direct and other customary ancillary documents for a transaction of this type. Our proposal is also subject to receiving the required consents to assign the supplier agreements to the buyer from the suppliers of each of SHIP and Parts Direct.

3.	Financing: The cash consideration for the transaction would be financed with equity contributions from ESL and third party debt financing. At the appropriate time, we would also be open to discussing with you the possibility of partnering with third parties who might be interested in contributing equity financing. We do not anticipate any financing condition, since we plan to have our financing fully committed at the time we sign a definitive agreement.

4.	Exchange and Tender Offers: The transaction would be undertaken in connection with (i) an exchange offer with respect to 50% of approximately $600 million in outstanding 2nd lien indebtedness not secured by real estate for equity in Sears of equal value, and (ii) a tender offer for 100% of Sears’ approximately $900 million in outstanding unsecured indebtedness at a discount to par reflective of the current trading prices or, alternatively, for Sears equity. ESL believes that the exchange offer and the tender offer would be beneficial to the debt holders, by providing liquidity, to Sears, by reducing its debt obligations, and to equity holders, by reducing risk and giving Sears time to pursue value maximizing strategies. Assuming the proceeds from the contemplated divestitures is sufficient to allow Sears to substantially reduce its overall leverage, ESL would consider participating in such exchange offer and tender offer.

5.	Timing and Advisors: We are prepared to move as quickly as possible to complete customary due diligence for a transaction of this nature and enter into definitive agreements. We believe that an expedited process is in the best interest of all parties involved. We have retained Moelis & Company as financial advisor and Cleary Gottlieb Steen & Hamilton LLP as legal counsel. Please feel free to reach out to any of the below regarding this Proposal.

Lawrence S. Chu Moelis & Company Managing Director (212) 883-4588 LC@moelis.com	Christopher E. Austin Benet O’Reilly Cleary Gottlieb Steen & Hamilton LLP Partner (212) 225-2434 CAustin@cgsh.com BOReilly@cgsh.com

This letter reflects ESL’s non-binding indication of interest. Nothing in this letter should be considered to constitute or create a binding obligation or commitment of ESL to proceed with, or consummate, any transaction. Any transaction among the parties will be subject to, and qualified in its entirety by, the execution and delivery of a mutually acceptable definitive agreement.

This proposal, including the exchange offer and tender offer and any alternative transactions with third parties, are part of a comprehensive solution to create a viable and healthy Sears, and will allow Sears to reduce its debt, extend its maturity profile and alleviate its liquidity challenges.

We are very enthusiastic about our ownership interest in Sears and its future, and will remain so whether or not a transaction is consummated. We are available to discuss the foregoing at your convenience.

Very truly yours,

ESL INVESTMENTS, INC.

Edward S. Lampert
Chairman and CEO